Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

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Latest news: ntl and Telewest Agreement [link]

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Landmark agreement announced

ntl and Telewest announced today a definitive merger agreement under which ntl will acquire Telewest, creating the U.K.’s second largest communications company and leading triple play service provider. The cable footprint will cover more than 50% of U.K. households.

The objective is to combine the best of both companies into a business that will delight customers, whether families at home or a large multi-national corporation.

This is good news for customers, suppliers and business partners. It makes sound commercial sense, and will ultimately provide the scale and resource needed to compete more effectively.

As separate companies we’re already well known. Together, we will develop next generation services, while maintaining the ongoing improvements to existing products and customer services. We’ll be better positioned to meet the future needs of our customers.

No change to your services

It’s business as usual. There is no change to existing products, services and prices. There are also no changes to contracts or terms and conditions. We remain focused on delivering the high standard of products and services you deserve.

What happens next?

The transaction is subject to agreement by shareholders. There are also some important regulatory and other steps that have to be satisfied before the deal can be closed. This could take several months, depending on how we progress through the process. This site will continue to be updated when key developments are announced.

[Link] to ntl.com/mediacentre

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Questions and Answers

Q	What have you announced today?

A	Today ntl and Telewest have announced a definitive merger agreement under which ntl will acquire Telewest, creating the UK’s second largest communications company and leading triple play service provider. The cable footprint will cover more than 50% of UK households.

Q	Why are you doing this?

A	We’ll be better positioned to meet the future needs of customers and more able to compete in the highly competitive markets in which we operate.

Q	How will this affect me?

A	Today it’s business as usual. There’s no change to your services, contracts or prices. However we’ll be better positioned to meet your future needs.

Q	Do my services change?

A	No. Your services remain unchanged. There are also no changes to your prices, contract or terms and conditions.

Q	Will my bill change?

A	No. Your services and your usual billing process will not change.

Q	Does this mean that my contract becomes void?

A	No. It’s business as usual.

Q	Will my service be disrupted as a result of this news?

A	No.

Q	Will you be changing my Ts&Cs?

A	No.

Q	Will our contacts change?

A	No.

Q	So are ntl and Telewest one company now?

A	No. ntl has entered into an agreement to acquire the Telewest business. The transaction is subject to agreement by shareholders. There are also some important regulatory and other steps that have to be satisfied before the deal can be closed and we become one company.

Q	What’s involved in this regulatory process? What happens next?

A	There are some important regulatory and other steps that have to be satisfied before the deal can be closed. The OFT and OFCOM are aware of the transaction. Formal notification containing detailed information about the transaction and the operations of both companies will be submitted to both organisations shortly.

Q	How long will this take?

A	The OFT will review possible implications of the proposed deal and either approve or refer it to the Competition Commission for more detailed review. So how long the whole process takes depends on the decisions the regulators take at each stage.

Q	As a customer of ntl, can I now choose one of Telewest’s services?

A	No.

Q	Who do I speak to for more information?

A	This website will be updated when key developments are announced. However if you’d like to speak to someone today, please use the following contacts:

ntl Consumer customers - If you have any other questions, please contact customer services on 0800 052 2000.

ntl Business customers - If you have any other questions, please contact customer services on 0800 052 0800.

ntl Suppliers - Suppliers should call 01256 75 30 30 or email suppliers@ntl.com

As you know, both NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”) are U.S. companies with securities listed on Nasdaq. As such, United States securities laws require us to include the following additional notices in these materials:

Additional Information and Where to Find it

This information may be deemed to be solicitation material in respect of the proposed merger of NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”). In connection with the proposed merger, NTL and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER

RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of NTL and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by NTL and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of NTL’s filings may be obtained by directing a request to NTL Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

NTL, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding NTL’s directors and executive officers is available in NTL’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.